SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                 PXRE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G73018106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800

                        Reservoir Capital Partners, L.P.
                       c/o Reservoir Capital Group, L.L.C.
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022
                           Attention: General Counsel
                                 (212) 610-9000

                                       and

                              Richard E. Rainwater
                           777 Main Street, Suite 2250
                              Fort Worth, TX 76102
                                 (817) 820-6600
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 10, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========== ==================================================================================================
1          NAME OF REPORTING PERSON
---------- --------------------------------------------------------------------------------------------------
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                 [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  4,754,788(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              4,754,788(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                  [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Assumes conversion of all Preferred Shares, par value $1.00 per share
("Preferred Shares"), held by the Reporting Person to Common Shares, par value
$1.00 per share ("Common Shares"), at a conversion price of $15.69 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Reservoir Capital
Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Group,
L.L.C., Reservoir Capital Associates, L.P., Reservoir Capital Management, L.L.C.
or Richard E. Rainwater.


                                       2

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.*
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                 [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  25,327(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              25,327(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                    [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Assumes conversion of all Preferred Shares held by the Reporting Person to Common Shares at a conversion price of $15.69 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Reservoir Capital
Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Group,
L.L.C. Reservoir Capital Associates, L.P., Reservoir Capital Management, L.L.C.
or Richard E. Rainwater.


                                       3

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.*
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,780,115(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,780,115(1)
---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                    [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Includes 4,754,788 and 25,327 Common Shares that may be owned by Capital Z
Financial Services II, L.P. and Capital Z Financial Services Private Fund II,
L.P., respectively, upon conversion of Preferred Shares at a conversion price of $15.69 per share (as described in Item 5 below).

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Reservoir Capital
Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Group,
L.L.C. Reservoir Capital Associates, L.P., Reservoir Capital Management, L.L.C.
or Richard E. Rainwater.


                                       4

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.*
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,780,115(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,780,115(1)
---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                    [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------------------------------------

1. Includes 4,754,788 and 25,327 Common Shares that may be owned by Capital Z
Financial Services II, L.P. and Capital Z Financial Services Private Fund II,
L.P., respectively, upon conversion of Preferred Shares (as described in Item 5 below).

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Reservoir Capital
Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Group,
L.L.C., Reservoir Capital Associates, L.P., Reservoir Capital Management, L.L.C.
or Richard E. Rainwater.


                                       5

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           RESERVOIR CAPITAL PARTNERS, L.P.
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  2,855,997(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              2,855,997(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                    [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Assumes conversion of all Preferred Shares held by the Reporting Person to Common Shares at a conversion price of $15.69 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial
Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P.,
Capital Z Partners, L.P., Capital Z Partners, Ltd. or Richard E. Rainwater.


                                       6

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           RESERVOIR CAPITAL MASTER FUND, L.P.
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CAYMAN ISLANDS
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  480,746(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              480,746(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                     [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Assumes conversion of all Preferred Shares held by the Reporting Person to Common Shares at a conversion price of $15.69 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial
Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P.,
Capital Z Partners, L.P., Capital Z Partners, Ltd. or Richard E. Rainwater.


                                       7

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           RESERVOIR CAPITAL GROUP, L.L.C.
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                 [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              3,337,093(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              3,337,093(1)
---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                   [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Includes 2,727,852 and 458,891 Common Shares that may be owned by Reservoir
Capital Partners, L.P. and Reservoir Capital Master Fund, L.P., respectively, upon conversion of Preferred Shares at a conversion price of $15.69 per share
(as described in Item 5 below) and 128,145, 21,855 and 350 Common Shares owned
Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P. and
Reservoir Capital Associates, L.P., respectively.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial
Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P.,
Capital Z Partners, L.P., Capital Z Partners, Ltd. or Richard E. Rainwater.


                                       8

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           RESERVOIR CAPITAL ASSOCIATES, L.P.
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                 [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  350
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              350
--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(1)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                    [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial
Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P.,
Capital Z Partners, L.P., Capital Z Partners, Ltd. or Richard E. Rainwater.


                                       9

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           RESERVOIR CAPITAL MANAGEMENT, L.L.C.
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                   [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              3,337,093(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              3,337,093(1)
---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,710,579(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                     [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- --------------------------------------------------------------------------------------------------

1. Includes 2,727,852 and 458,891 Common Shares that may be owned by Reservoir
Capital Partners, L.P. and Reservoir Capital Master Fund, L.P., respectively, upon conversion of Preferred Shares at a conversion price of $15.69 per share
(as described in Item 5 below) and 128,145, 21,855 and 350 Common Shares owned
Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P. and
Reservoir Capital Associates, L.P., respectively..

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial
Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P.,
Capital Z Partners, L.P., Capital Z Partners, Ltd. or Richard E. Rainwater.


                                       10

========== ==================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           RICHARD E. RAINWATER
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]
                                                                                              (b) [ ]
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                 [ ]
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------- --------- -----------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  1,593,372(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              1,593,372(1)
--------------------------------------------------- --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,560,229(2)
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                 [X]

---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           45.30%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- --------------------------------------------------------------------------------------------------


1. Assumes conversion of all Preferred Shares held by the Reporting Person to Common Shares at a conversion price of $15.69 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Group, L.L.C., Reservoir Capital Associates, L.P. or Reservoir Capital Management, L.L.C.

ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to the Common Shares, par value $1.00 per share (the "Common Shares"), of PXRE Group Ltd., a Bermuda corporation (the "Company").

           The Company's principal executive office is located at 12 Church Street, Suite 231, Hamilton HM 11, Bermuda.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Statement is being filed jointly on behalf of Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II, Capital Z L.P., the "Capital Z Reporting Persons"), Reservoir Capital Partners Master Fund, L.P. ("Reservoir Master Fund"), Reservoir Capital Partners, L.P. ("Reservoir Partners"), Reservoir Capital Group, L.L.C. ("Reservoir Group"), Reservoir Capital Management, L.L.C. ("Reservoir Management") and Reservoir Capital Associates, L.P. ("Reservoir Associates") and together with Reservoir Master Fund, Reservoir Partners, Reservoir Group and Reservoir Management, the "Reservoir Reporting Persons") and Richard E. Rainwater ("Rainwater").

           Each of the Capital Z Reporting Persons, Reservoir Reporting Persons and Rainwater are referred to as a "Reporting Person" and together, they are referred to as the "Reporting Persons".

           Each of Capital Z Fund II, Capital Z Private Fund II, Reservoir Partners, Reservoir Master Fund and Richard E. Rainwater are referred to as a "Purchaser" and together they are referred to as the "Purchasers".

           Capital Z Fund II and Capital Z Private Fund II is each a limited partnership that invests in the securities of financial-service companies and related businesses. Capital Z L.P. is a limited partnership which acts as the sole general partner of Capital Z Fund II and Capital Z Private Fund II. Capital Z Ltd. is a corporation which acts as the sole general partner of Capital Z L.P.

           Reservoir Management, an investment management firm, is a Delaware limited liability company and the managing member of Reservoir Group. Reservoir Group, a subsidiary of Reservoir Management, is a Delaware limited liability company. Reservoir Group is an investment management firm and serves as the general partner in Reservoir Partners, Reservoir Associates and Reservoir Master Fund. Reservoir Associates is a Delaware private investment partnership whose general partner is Reservoir Group. Reservoir Associates is a Delaware private investment partnership whose general partner is Reservoir Group. Reservoir Master Fund is a private investment partnership organized under the laws of the Cayman Islands. Reservoir Master Fund's general partner is Reservoir Group.

           Rainwater, a United States citizen, is an individual who engages in investments for his own account.

           Information regarding the control persons and executive officers of the Capital Z Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on
Schedule I, all such persons are citizens of the United States.

           Information regarding the control persons and executive officers of the Reservoir Reporting Persons is set forth on Schedule II attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on
Schedule II, all such persons are citizens of the United States.

           The principal business address of each Capital Z Reporting Person is 54 Thompson Street, New York, New York 10012.

           The principal business address of each Reservoir Reporting Person is 650 Madison Avenue, 26th Floor, New York, New York 10022.

           The principal address of Rainwater is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

           None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

           None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS.

           Capital Z Private Fund II and Capital Z Fund II agreed to purchase, pursuant to that certain Share Purchase Agreement, dated as of December 10, 2001 (the "Share Purchase Agreement"), by and among the Company and the Purchasers and subject to certain closing conditions contained therein, an aggregate of 7,500 Preferred Shares for an aggregate purchase price of $75,000,000.

           Reservoir Master Fund and Reservoir Partners agreed to purchase, pursuant to the Share Purchase Agreement and subject to certain closing conditions contained therein, an aggregate of 5,000 Preferred Shares for an aggregate purchase price of $50,000,000.

           Rainwater agreed to purchase, pursuant to the Share Purchase Agreement and subject to certain closing conditions contained therein, 2,500 Preferred Shares for a purchase price of $25,000,000.

           None of the Reporting Persons intends to borrow any funds in connection with the purchase of Preferred Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reporting Persons also intend to actively participate in the management of the Company through representation on the Board of Directors.

           In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth therein.

           Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

           (a) - (b)

           Each Capital Z Reporting Person may, if the transactions contemplated in the Share Purchase Agreement are consummated, be deemed to beneficially own 4,780,115 Common Shares by virtue of Capital Z Fund II's and Capital Z Private Fund II's ownership of 4,754,788 and 25,327 Common Shares (on an as-converted basis), respectively. Each of the Capital Z Reporting Persons has the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 22.3% of the outstanding total Common Shares. Due to voting limitations set forth in the Bye-laws of the Company which will affect the voting power of shares held by the Reservoir Reporting Persons, the shares held by the Capital Z Reporting Persons will represent, in the aggregate, approximately 23.8% of the total voting power of the Common Shares.

           Each Reservoir Reporting Person may, if the transactions contemplated in the Share Purchase Agreement are consummated, be deemed to beneficially own 3,337,093 Common Shares by virtue of Reservoir Capital's, Reservoir Master Fund's and Reservoir Associates' ownership of 2,855,997, 480,746 and 350 Common Shares (on an as-converted basis), respectively. Currently, Reservoir Capital, Reservoir Master Fund and Reservoir Associates own 128,145, 21,855 and 350 Common Shares, respectively. Each of the Reservoir Reporting Persons has the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 15.6% of the outstanding total Common Shares. Due to voting limitations set forth in the Bye-laws of the Company, the shares held by the Reservoir Reporting Persons will represent, in the aggregate, approximately 9.9% of the total voting power of the Common Shares.

           Rainwater may, if the transactions contemplated in the Share Purchase Agreement are consummated, be deemed to beneficially own 1,593,371 Common Shares (on an as-converted basis). Such shares represent, in the aggregate, approximately 7.4% of the outstanding total Common Shares. Due to voting limitations set forth in the Bye-laws of the Company which will affect the voting power of shares held by the Reservoir Reporting Persons, the shares held by Rainwater will represent, in the aggregate, approximately 7.9% of the total voting power of the Common Shares.

           The aggregate number of Common Shares represented by this Statement represent approximately 45.30% of the outstanding Common Shares. Due to voting limitations set forth in the Bye-laws of the Company, such Common Shares will represent, in the aggregate, 41.6% of the total voting power of the Common Shares.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the 11,878,017 Common Shares outstanding as of December 7, 2001, and assuming the Preferred Shares are converted into Common Shares.

                     (c) None of the Reporting Persons has effected any transactions in shares of Common Stock, Convertible Common Shares or Preferred Shares during the past 60 days.

                     (d) None.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Upon the terms and conditions set forth in the Share Purchase Agreement, the Description of Stock and Investment Agreement (attached hereto as
Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference), the Purchasers will purchase the Common Shares covered by this Statement.

           Share Purchase Agreement

           The following description of the Share Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement (which is attached as Exhibit 1 hereto and incorporated by reference).

           Pursuant to the Share Purchase Agreement, the Company agreed to sell to the Purchasers, and the Purchasers agreed to purchase from the Company, a total of 15,000 Preferred Shares for a price of $10,000 per share and an aggregate purchase price of $150,000,000.

           The sale and purchase of the Preferred Shares (the "Closing") will take place upon the satisfaction of certain conditions set forth in the Share Purchase Agreement, including the obtaining of approvals from the Connecticut Department of Insurance and the Bermuda Monetary Authority.

           Under the terms of the Share Purchase Agreement, the Company is obligated to seek and obtain appropriate stockholder approval by the holders of the Company's Common Shares, at a meeting of its stockholders, including approval of (i) the issuance of the Preferred Shares and the Convertible Common Shares issuable upon conversion thereof, (ii) the creation of Convertible Common Shares, (iii) an increase in the size of the Board of Directors from nine members to eleven members and (iv) the establishment of Class IV Directors. Pursuant to the Share Purchase Agreement, the Board of Directors of the Company shall recommend such approval, and the Company shall solicit such approval.

           In the event that the transactions contemplated by the Share Purchase Agreement are not consummated as a result of a breach by the Company of certain of its obligations thereunder, a failure to obtain shareholder approval of the transactions or acceptance by the Board of Directors of the Company of an unsolicited proposal by a third party, then the Company is obligated to pay to the Purchasers a termination fee of $7,000,000.

           Description of Stock

           The following description of the Description of Stock (the "Description of Stock") is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Description of Stock (which is attached as Exhibit 2 hereto and incorporated by reference).

           The Preferred Shares shall, with respect to dividend rights and rights upon a Liquidation Event (as defined below), rank prior to any other class or series of capital or preferred stock already established or that may be established by the Board of Directors of the Company and shall rank pari passu with each other.

           The holders of the Preferred Shares shall be entitled to receive quarterly dividends with respect to each Preferred Share equal to eight percent (8%) per annum, payable for the first three years in additional Preferred Shares. In the event that such payment in Preferred Shares would result in the Purchasers and their affiliates owning more than 49.9% of the capital stock of the Company on a fully diluted basis, then the Company, at its option, may pay such dividends in cash. After the third anniversary of the Closing, dividends are payable in cash.

           The Preferred Shares shall be convertible, at the option of the holder, into shares of Convertible Common Stock at any time ("Optional Conversion"). Upon the third anniversary of the Closing, if not previously converted by the holders thereof, 10,000 Preferred Shares will be converted ("First Mandatory Conversion") to Class A Common Shares, Class B Common Shares or Class C Common Shares (the "Convertible Common Shares"). Upon the sixth anniversary of the Closing, all remaining Preferred Shares will be converted into Convertible Common Shares ("Second Mandatory Conversion", and together with the First Mandatory Conversion the "Mandatory Conversion"). The Convertible Common Shares will be converted to Common Shares upon transfer of such shares by the Purchasers to non-affiliated third parties.

           Upon the First Mandatory Conversion, the Preferred Shares subject to conversion will be convertible into the number of fully paid and non-assessable Convertible Common Shares determined by dividing the Liquidation Preference (as defined below) by the Current Conversion Price (as defined in the Description of Stock), if the Current Conversion Price is equal to or less than the Fair Market Value (as defined in the Description of Stock) of the Common Shares as of the Conversion Date (the "Conversion Date FMV"). If the Conversion Date FMV is greater than the Current Conversion Price, the Current Conversion Price used in the quotient above will be adjusted to equal the sum of (x) the product obtained by multiplying the Conversion Date FMV by 0.8 plus (y) the product obtained by multiplying the Current Conversion Price as of the Conversion Date by 0.2. Upon any Second Mandatory Conversion, the remaining Preferred Shares will be convertible into the number of fully paid and non-assessable Convertible Common Shares determined by dividing the Liquidation Preference by the Current Conversion Price. Notwithstanding the foregoing, if upon any Optional Conversion or Mandatory Conversion the Purchasers and their affiliates would, in the aggregate, own more than 49.9% of the capital stock of the Company on a fully diluted basis, the Company may, at its option, to the extent necessary to prevent the Purchasers from owning more than 49.9% of the capital stock on a fully diluted basis, make a cash payment in lieu of a payment of Convertible Common Shares equal to the Fair Market Value of the Common Shares into which such Convertible Common Shares would be converted. Together with such payment, the Company must make an additional payment to cover certain taxes incurred by the Purchasers as result of receiving such cash payment.

           The Preferred Shares are originally convertible at a Conversion Price of $15.69 (the "Conversion Price"). The Conversion Price is subject to weighted average anti-dilution protection if the Company issues capital stock at less than Fair Market Value.

           Other than with respect to the election of directors (described below), the holder of each Preferred Share shall have the right to one vote for each Common Share into which such Preferred Shares could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Shares, and shall be entitled to vote, together with holders of Common Shares, with respect to any question upon which holders of Common Shares have the right to vote; provided that the Purchasers and their affiliates are subject pursuant to application of Bye-Law 20(4) of the Company to a voting limitation of 49.9% of the aggregate voting power of the outstanding capital stock of the Company; provided further that the Capital Z Reporting Persons and their affiliates shall not be subject to the 9.9% voting limitation set forth in the Bye-laws of the Company.

           In addition, the consent of the Preferred Shares is required for certain actions by the Company. The consent of a majority of each series of Preferred Shares, voting separately, is required for any actions that would have certain adverse effects on such series of Preferred Shares or the related Convertible Common Shares. In addition, (i) if the Purchasers and their affiliates shall own 40% of the Preferred Shares (including the related Convertible Common Shares and Common Shares underlying such Convertible Common Shares) purchased by them, then the consent of a majority of each series of Preferred Shares and related Convertible Common Shares, voting together as a separate class, or (ii) if the Purchasers and their affiliates shall own less than 40% of the Preferred Shares (including the related Convertible Common Shares and Common Shares underlying such Convertible Common Shares) purchased by them, but with respect to any series of Preferred Shares, a majority of such series of Preferred Shares (including the related Convertible Common Shares and Common Shares underlying such Convertible Common Shares) shall be held by the original Purchasers and their affiliates, then the consent of a majority of such series of Preferred Shares and the related Convertible Common Shares, voting together as a separate class, and shall be required for, among other things, the following actions by the Company: (i) certain redemption offers to purchase, tender offers or other acquisitions of the Company's capital stock; (ii) certain sales of the Company; (iii) transfer of incurrence of certain indebtedness; and
(iv) payment of certain dividends.

           Holders of Preferred Shares and Convertible Common Shares shall vote together, separate from holders of Common Shares, with respect to the election of directors, and shall be entitled to vote for Class IV Directors (as defined in the Description of Stock) as follows: (i) so long as Reservoir Partners and Reservoir Master Fund and their affiliates and limited partners own at least 30% of the series of Preferred Shares (including the related Convertible Common Shares) purchased by them under the Purchase Agreement, one director will be elected by the vote of a majority of such series of Preferred Shares and the related Convertible Common Shares, voting together as a single class; (ii) so long as Capital Z Fund II and Capital Z Private Fund II and their affiliates and limited partners own at least 50% of the series of Preferred Shares (including the related Convertible Common Shares) purchased by them under the Purchase Agreement, two directors will be elected by the vote of a majority of such series Preferred Shares and the related Convertible Common Shares, voting together as a single class; (iii) so long as Capital Z Fund II and Capital Z Private Fund II and their affiliates and limited partners own at least 20% but less than 50% of the series of Preferred Shares (including the related Convertible Common Shares) purchased by them under the Purchase Agreement, one director will be elected by the vote of a majority of such series of Preferred Shares and the related Convertible Common Shares, voting together as a single class; and (iv) so long as Rainwater and his affiliates shall own at least 60% of the series of Preferred Shares (including the related Convertible Common Shares) purchased by him under the Purchase Agreement, one director will be elected by a vote of the majority of such series of Preferred Shares and related Convertible Common Shares, voting together as a single class.

           In the event of any liquidation, dissolution or winding-up of the Company (each a "Liquidation Event"), the holders of Preferred Shares shall be entitled to receive for each outstanding Preferred Share, in preference to the holders of any junior security, an amount equal to the sum of (x) $10,000 and
(y) any accrued and unpaid dividends (the "Liquidation Preference").

           Investment Agreement

           The following description of the Investment Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement (which is attached as Exhibit 3 hereto and incorporated by reference).

           Upon the Closing, the Company and the Purchasers shall enter into the Investment Agreement. Under the Investment Agreement, the Purchasers, their affiliates and any persons or entities acquiring Preferred Shares or Convertible Common Shares will be prevented from (i) acquiring any material asset of the Company or (ii) acquiring additional Common Shares, except upon conversion of the Convertible Common Shares. For a period of five years following the Closing, the Purchasers, their affiliates and any persons or entities acquiring Preferred Shares or Convertible Common Shares will be prevented from (i) selling short or engaging in hedging transactions (except for Allowed Hedging Transactions (as defined in the Investment Agreement) with respect to any capital stock of the Company or (ii) directly or indirectly initiate any proxy contest that seeks control of the Company.

           Following the first anniversary of the Closing, the Purchasers (and the other persons and entities that become party to the Investment Agreement) will have certain registration rights with respect to the Common Shares underlying the Preferred Shares.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Share Purchase Agreement, dated December 10, 2001, by and between PXRE Group Ltd. and the Purchasers named therein.

           2. Description of Stock.

           3. Investment Agreement, by and between PXRE Group Ltd. and the Investors named therein.

           4. Joint Filing Agreement, dated December 20, 2001, by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital

Group, L.L.C., Reservoir Capital Associates, L.P., Reservoir Capital Management, L.L.C. and Richard E. Rainwater.

           5. Statutory Durable Power of Attorney.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                  Date:  December 20, 2001.

                  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                  By: Capital Z Partners, Ltd., its ultimate general partner

                  By: /s/ David A. Spuria
                      ---------------------------------------------------
                      David A. Spuria
                      General Counsel, Vice President of
                      Administration and Secretary



                  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                  By: Capital Z Partners, Ltd., its ultimate general partner

                  By: /s/ David A. Spuria
                      ---------------------------------------------------
                      David A. Spuria
                      General Counsel, Vice President of
                      Administration and Secretary



                  CAPITAL Z PARTNERS, L.P.
                  By: Capital Z Partners, Ltd., its ultimate general partner

                  By: /s/ David A. Spuria
                      ---------------------------------------------------
                      David A. Spuria
                      General Counsel, Vice President of
                      Administration and Secretary



                  CAPITAL Z PARTNERS, LTD.
                  By: Capital Z Partners, Ltd., its ultimate general partner

                  By: /s/ David A. Spuria
                      ---------------------------------------------------
                      David A. Spuria
                      General Counsel, Vice President of
                      Administration and Secretary

                  RESERVOIR CAPITAL PARTNERS, L.P.
                  By: Reservoir Capital Group, L.L.C., its sole general
                      partner

                  By: /s/ Craig Huff
                      ---------------------------------------------------
                      Craig Huff
                      Managing Director



                  RESERVOIR CAPITAL GROUP, L.L.C.

                  By: /s/ Craig Huff
                      ---------------------------------------------------
                      Craig Huff
                      Managing Director



                  RESERVOIR CAPITAL MASTER FUND, L.P.
                  By: Reservoir Capital Group, L.L.C., its sole general partner

                  By: /s/ Craig Huff
                      ---------------------------------------------------
                      Craig Huff
                      Managing Director



                  RESERVOIR CAPITAL ASSOCIATES, L.P.

                  By: Reservoir Capital Group, L.L.C., its sole general partner

                  By: /s/ Craig Huff
                      ---------------------------------------------------
                      Craig Huff
                      Managing Director



                  RESERVOIR CAPITAL MANAGEMENT, L.L.C.

                  By: /s/ Craig Huff
                      ---------------------------------------------------
                      Craig Huff
                      Managing Director



                  Richard E. Rainwater

                  By: /s/ Kenneth A. Hersh
                      ---------------------------------------------------
                      Kenneth A. Hersh
                      Attorney-in-fact

                                                                   SCHEDULE I

                     CONTROL PERSONS AND EXECUTIVE OFFICERS
                       OF THE CAPITAL Z REPORTING PERSONS


           The names, present principal occupations and business addresses of the control persons and executive officers of the Capital Z Reporting Persons are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America except for Laurence Cheng who is a citizen of Canada. Capital Z Partners, Ltd. is the ultimate general partner and control person of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

Robert A. Spass
Chairman of the Board

Laurence W. Cheng
Chief Executive Officer and Director

Bradley E. Cooper
Senior Vice President and Director

Mark K. Gormley
Senior Vice President and Director

Scott M. Delman
Senior Vice President and Director

David A. Spuria
General Counsel, Vice President of Administration and Secretary

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary

                                                                     SCHEDULE

                     CONTROL PERSONS AND EXECUTIVE OFFICERS
                       OF THE RESERVOIR REPORTING PERSONS

           The names, present principal occupations and business addresses of the control persons and executive officers of Reservoir Management and Reservoir Group are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. Reservoir Group is the general partner and control person of Reservoir Partners, Reservoir Associates and Reservoir Master Fund.

RESERVOIR CAPITAL MANAGEMENT, L.L.C.

David H. Stern
President and Chief Executive Officer and Senior Managing Member; President and Chief Executive Officer of Reservoir Capital Group, L.L.C.

Craig A. Huff
Managing Member and Managing Director;
Managing Director of Reservoir Capital
Group, L.L.C.

Gregg M. Zeitlin
Managing Member and Managing Director;
Managing Director of Reservoir Capital
Group, L.L.C.

Aaron Goldberg
Chief Financial Officer and Treasurer; Chief Financial Officer and Treasurer of Reservoir Capital Group, L.L.C.

RESERVOIR CAPITAL GROUP, L.L.C.

Daniel H. Stern
President and Chief Executive Officer; see information under Reservoir Capital Management, L.L.C.

Craig A. Huff
Managing Director; see information under
Reservoir Capital Management, L.L.C.

Gregg M. Zeitlin
Managing Director; see information under
Reservoir Capital Management, L.L.C.

Aaron Goldberg
Chief Financial Officer and Treasurer; see information under Reservoir Capital Management, L.L.C.

                                    Exhibits

           1. Share Purchase Agreement, dated December 10, 2001, by and between PXRE Group Ltd. and the Purchasers named therein.

           2. Description of Stock.

           3. Investment Agreement, by and between PXRE Group Ltd. and the Investors named therein.

           4. Joint Filing Agreement, dated December 20, 2001, by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Group, L.L.C., Reservoir Capital Associates, L.P., Reservoir Capital Management, L.L.C. and Richard E. Rainwater.

           5. Statutory Durable Power of Attorney.